Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three and six months ended June 30, 2025

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of August 6, 2025, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and six months ended June 30, 2025 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2024, and for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Company Overview

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver, primarily from the Americas and Australia. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at August 6, 2025, our portfolio is comprised of 237 assets, consisting of 17 streams and 220 royalties.

The following charts highlight our recent quarterly performance:

1.	Adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	30
Development & Exploration[2]	207
Total	237
1.	Asset count as at August 6, 2025.
2.	Represents 45 development stage assets and 162 exploration stage and other assets.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate operating cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended June 30		Six months ended June 30
Average Metal Prices/Exchange Rates	2025	2024	2025	2024
Gold (US$/oz)[1]	3,280	2,338	3,067	2,203
Silver (US$/oz)[2]	33.68	28.84	32.76	26.07
Exchange rate (US$/C$)[3]	1.3841	1.3683	1.4094	1.3586

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

The market price of gold continued its upward trajectory in the second quarter of 2025 to all-time highs, fueled by strong safe haven demand in response to the threat of tariffs announced by the United States on numerous countries, the impact of potential future trade wars and continued geopolitical uncertainty. During the three months ended June 30, 2025, the gold price ranged from $3,015 to $3,435 per ounce, averaging $3,280 per ounce for the period, a 40% increase from the same period in the prior year. During the six months ended June 30, 2025, the gold price ranged from $2,633 to $3,435 per ounce, averaging $3,067 per ounce for the period, a 39% increase from the same period in the prior year. As at June 30, 2025, the gold price was $3,287 per ounce (based on the LBMA PM fix).

Silver

The market price of silver is also subject to volatile price movements. Silver is predominantly used in industrial applications and silver demand is also correlated to the industrial indices. A rebound of manufacturing activity is therefore expected to have a positive effect on silver. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended June 30, 2025, the silver price ranged from $30.18 to $37.16 per ounce, averaging $33.68 per ounce for the period, a 17% increase from the same period in the prior year. During the six months ended June 30, 2025, the silver price ranged from $29.41 to $37.16 per ounce, averaging $32.76 per ounce for the period, a 26% increase from the same period in the prior year. As at June 30, 2025, the silver price was $35.98 per ounce (based on the LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at June 30, 2025, the Company had a hedging program in place for non-U.S. dollar denominated payments related to the Orogen Royalties Inc. acquisition (refer to “Key Developments” in this MD&A for more details). This acquisition was completed on July 9, 2025 and the hedge positions were closed out.

Financial and Operating Highlights

Three and six months ended June 30, 2025, compared to the three and six months ended June 30, 2024

	Three months ended June 30		Six months ended June 30
($ thousands except GEOs, per share metrics, and asset margin)	2025	2024	2025	2024
Financial measures:
Revenue	$94,087	$63,581	$176,332	$121,109
Gross Profit	62,336	38,904	112,270	72,163
Depletion	20,677	17,156	41,226	34,876
General Administration Costs	8,636	6,507	13,757	11,985
Impairment (reversal) charges and expected credit losses[1]	(2,500)	141,771	(2,500)	148,034
Net earnings (loss)	55,736	(111,437)	101,257	(94,013)
Net earnings (loss) per share – basic and diluted	0.28	(0.55)	0.50	(0.47)
Operating Cash Flow	76,114	49,357	141,969	88,232
Operating Cash Flow per Share	0.38	0.25	0.71	0.44
GEOs	28,682	27,192	57,443	54,986

Non-IFRS measures[2]:
Adjusted Net Earnings	47,935	22,903	88,612	45,084
Adjusted Net Earnings per Share	0.24	0.11	0.44	0.22
Adjusted EBITDA	76,166	49,553	146,862	95,518
Free Cash Flow	76,114	49,357	141,969	88,232
Asset Margin	92%	92%	92%	92%
1.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper Corp. (“Nevada Copper”) stream and related interests as well as impairments taken on the Elevation Gold Ltd. (“Elevation Gold”) stream and related interests.
2.	Adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2025 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2025 guidance, which remains unchanged from the 2025 guidance that is included in our annual MD&A:

2025 Guidance[1]
GEOs	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$24 million to $25 million
Australian Cash Tax rate[2]	~25%
1.	Assumed a gold-silver ratio of 85 to 1.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Beta Hunt, Fosterville, Stawell and Henty.

Our 2025 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2025 will be within the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods greater than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting period presented and to assist with the planning and forecasting of future operating results.

Three and six months ended June 30, 2025, compared to three and six months ended June 30, 2024

	Three months ended June 30		Six months ended June 30
Revenue ($000s)	2025	2024	2025	2024
Stream and Related Interests
Northparkes	$31,419	$15,479	$56,966	$28,488
Cerro Lindo	24,205	20,071	38,708	33,699
Impala Bafokeng	4,587	3,284	9,346	6,465
Auramet	4,213	2,930	7,848	5,538
Buriticá	3,577	3,402	7,169	5,417
Bonikro	2,813	—	6,448	—
Agbaou	1,802	—	4,950	—
La Colorada	1,269	1,002	3,147	2,139
Altan Tsagaan Ovoo ("ATO")	—	2,931	2,690	5,780
Other	1,117	—	1,223	1,076
	$75,002	$49,099	$138,495	$88,602
Royalty Interests
Beta Hunt	$4,760	$3,376	$9,402	$5,889
Fosterville	2,532	2,107	5,494	4,283
Camino Rojo	2,089	1,434	4,042	2,791
Young-Davidson	2,136	1,582	3,835	2,931
Florida Canyon	1,798	1,283	3,337	2,211
Agbaou	1,399	928	3,052	1,607
Stawell	1,135	568	1,938	1,357
Kensington	914	562	1,831	5,168
Other	2,322	2,642	4,906	4,898
	$19,085	$14,482	$37,837	$31,135
Revenue from contracts with customers	$94,087	$63,581	$176,332	$119,737
Revenue – Other	$—	$—	$—	$1,372
Total	$94,087	$63,581	$176,332	$121,109

	Three months ended June 30		Six months ended June 30
Revenue ($000s)	2025	2024	2025	2024
Gold	$63,567	$37,701	$126,319	$75,597
Silver	30,520	25,880	50,013	45,512
Total	$94,087	$63,581	$176,332	$121,109

The following tables reconciles Revenue with GEOs:

	2025
($ thousands, except average gold price and GEOs information)	Q2	Q1	Six months ended June 30
Revenue	94,087	82,245	176,332
Average gold price per ounce	3,280	2,860
GEOs	28,682	28,761	57,443

	2024
($ thousands, except average gold price and GEOs information)	Q2	Q1	Six months ended June 30
Revenue	63,581	57,528	121,109
Average gold price per ounce	2,338	2,070
GEOs	27,192	27,794	54,986

	Three months ended June 30		Six months ended June 30
GEOs (ounces)	2025	2024	2025	2024
Stream and Related Interests
Northparkes	9,578	6,620	18,512	12,906
Cerro Lindo	7,379	8,584	12,451	15,169
Impala Bafokeng	1,398	1,405	3,062	2,942
Auramet	1,284	1,253	2,555	2,513
Buriticá	1,090	1,455	2,346	2,429
Bonikro	858	—	2,129	—
Agbaou	549	—	1,650	—
La Colorada	387	428	1,044	977
ATO	—	1,254	941	2,630
Other	341	—	378	520
	22,864	20,999	45,068	40,086
Royalty Interests
Beta Hunt	1,451	1,444	3,074	2,658
Fosterville	772	901	1,808	1,952
Camino Rojo	637	613	1,320	1,269
Young-Davidson	651	677	1,245	1,329
Florida Canyon	548	549	1,086	997
Agbaou	426	397	1,004	725
Stawell	346	243	627	624
Kensington	279	240	600	2,465
Other	708	1,129	1,611	2,218
	5,818	6,193	12,375	14,237
GEOs – Other	—	—	—	663
Total	28,682	27,192	57,443	54,986

	Three months ended June 30		Six months ended June 30
GEOs (ounces)	2025	2024	2025	2024
Gold	19,378	16,124	41,322	34,433
Silver	9,304	11,068	16,121	20,553
Total	28,682	27,192	57,443	54,986

For the three months ended June 30, 2025, we sold 28,682 GEOs, an increase of 5% from 27,192 GEOs sold for the same period in the prior year largely due to higher GEOs from Northparkes due to higher deliveries, and GEOs from the Agbaou and Bonikro streams which were acquired in the third quarter of 2024. This was partially offset by lower GEOs from Cerro Lindo and ATO due to lower deliveries. For the six months ended June 30, 2025, we sold 57,443 GEOs, an increase of 4% from 54,986 GEOs sold for the same period in the prior year largely due to higher GEOs from Northparkes due to higher deliveries, and GEOs from the Agbaou and Bonikro streams acquired in the third quarter of 2024. This was partially offset by lower GEOs from Cerro Lindo and ATO due to lower deliveries. Kensington GEOs for the six months ended June 30, 2024, included GEOs from the Kensington litigation settlement (See “Key Developments” in this MD&A).

Key Developments

Subsequent to June 30, 2025

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% net smelter returns (“NSR”) royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the Transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares in Orogen Spinco, which equates to an approximate 11% interest in Orogen Spinco. The Company drew down $70.0 million from its Credit Facility subsequent to June 30, 2025, to partially fund the Orogen Transaction.

Upon close of the Transaction, Orogen Spinco was renamed to Orogen Royalties Inc. and continues to trade on the TSX-V under the ticker OGN.

For the six months ended June 30, 2025, and June 30, 2024

Forward exchange contracts

On April 23, 2025, Triple Flag transacted and designated foreign exchange forward contracts into cash flow hedge relationships for the anticipated acquisition of Orogen, as announced on April 22, 2025.  These foreign exchange forward contracts had a combined notional value to sell US$130.4 million and buy C$180 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025.

The foreign exchange forward contracts are classified as level 2 of the fair value hierarchy as the main valuation inputs used are observable yield curves and foreign exchange rates.  As at June 30, 2025, the fair value of the foreign exchange forward contracts was $1.8 million, resulting in a gain, net of tax, recognized in other comprehensive income for the three and six months ended June 30, 2025, of $1.3 million.

Acquisition of an additional 1.5% gross revenue (“GR”) royalty on the Johnson Camp Mine

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P (“Greenstone”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine.

Renewal and Upsizing of Revolving Credit Facility

On April 22, 2025, the Company renewed and upsized its Credit Facility. Under the amended agreement, the Company has a Credit Facility of $700 million with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.0 billion. The Credit Facility has a term of four years, maturing on April 22, 2029. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (“the Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver or gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026; and
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027.

The amended NSR is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Operating Assets – Performance

Our business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Asset Performance — Streams and related assets (producing)

1.	Northparkes (Operator: Evolution Mining Limited (“Evolution”))

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at June 30, 2025, 82,747 ounces of gold and 1,127,472 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended June 30, 2025, we sold 8,762 ounces of gold and 76,747 ounces of silver delivered under the agreement. This compares to 6,000 ounces of gold and 49,639 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 9,578 for the three months ended June 30, 2025, compared to GEOs of 6,620 for the same period in the prior year, representing an increase of 45% period over period, driven by higher deliveries.

For the six months ended June 30, 2025, we sold 17,186 ounces of gold and 111,255 ounces of silver delivered under the agreement. This compares to 11,134 ounces of gold and 143,068 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 18,512 for the six months ended June 30, 2025, compared to GEOs of 12,906 for the same period in the prior year, representing an increase of 43% period over period, driven by higher deliveries.

Mining of the E31 and E31N open pits was completed in the first quarter of 2025 as planned, with material stockpiled. Evolution continues to expect higher gold grade stockpiled ore from E31 and E31N to contribute to processed feed and support stream deliveries through 2025.

Development of the sub-level cave (“SLC”) at E48 commenced in July 2024. Commissioning is expected to start in the second half of 2025, with this mining area expected to ramp-up through 2026. A pre-feasibility study was completed in the first quarter of 2025, with a gold grade of 0.39 g/t Au for the E48 SLC. The outcome of this study is currently being integrated with the life of mine plan at Northparkes to confirm the development schedule and optimized production profile.

First production from the E22 orebody is expected during Evolution’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a previously disclosed reserve grade of 0.37 g/t Au. An SLC hybrid option study for E22 was completed during the second quarter of 2025.

Additionally, exploration at Northparkes has continued to return shallow, high-grade copper intercepts at the E51 and Major Tom prospects. Both prospects are located within close proximity to the current mine infrastructure. Resource modelling and optimization studies will commence following completion of a drilling program, which has been extended into the third quarter of 2025.

2.	Cerro Lindo (Operator: Nexa Resources S.A. (“Nexa”))

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at June 30, 2025, 17.8 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% to begin at Cerro Lindo in 2026.

For the three months ended June 30, 2025, we sold 703,742 ounces of silver delivered under the agreement, a 2% increase from the same period in the prior year, driven by higher deliveries. GEOs sold were 7,379 for the three months ended June 30, 2025, compared to GEOs of 8,584 for the same period in the prior year as a result of a higher ratio of gold to silver prices during the three months ended June 30, 2025, as compared to the prior period.

For the six months ended June 30, 2025, we sold 1,167,265 ounces of silver delivered under the agreement, a 8% decrease from the same period in the prior year, driven by lower deliveries. GEOs sold were 12,451 for the six months ended June 30, 2025, compared to GEOs of 15,169 for the same period in the prior year as a result of lower deliveries and a higher ratio of gold to silver prices during the six months ended June 30, 2025, as compared to the prior period.

3.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited (“Implats”))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations (“Impala Bafokeng”). Typically, deliveries under the stream may lag production by approximately five months. As at June 30, 2025, 37,112 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended June 30, 2025, we sold 1,376 ounces of gold delivered under the stream agreement, compared to 1,407 ounces delivered and sold for the same period in the prior year. GEOs sold were 1,398 for the three months ended June 30, 2025, compared to GEOs of 1,405 for the same period in the prior year.

For the six months ended June 30, 2025, we sold 3,039 ounces of gold delivered under the stream agreement, compared to 2,943 ounces delivered and sold for the same period in the prior year. GEOs sold were 3,062 for the six months ended June 30, 2025, compared to GEOs of 2,942 for the same period in the prior year.

Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Implats commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has advanced, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

4.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset and there is no step-down in stream rates. As at June 30, 2025, 2,100,433 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended June 30, 2025, we sold 104,083 ounces of silver delivered to the Company under the agreement, compared to 118,345 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 1,090 for the three months ended June 30, 2025, compared to GEOs of 1,455 for the same period in the prior year.

For the six months ended June 30, 2025, we sold 215,465 ounces of silver delivered to the Company under the agreement, compared to 201,699 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 2,346 for the six months ended June 30, 2025, compared to GEOs of 2,429 for the same period in the prior year.

Despite the ongoing presence of illegal miners, Buriticá continues to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support by national institutions, including the National Police of Colombia.

5.	Agbaou and Bonikro (Operator: Allied Gold Corp. (“Allied”))

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines operated by Allied (the “Allied Streams”). Under the stream agreements, we receive 3% of payable gold on each of the Agbaou and Bonikro mines until an aggregate of 29,000 ounces and 39,300 ounces, respectively, have been delivered, and 2% of payable gold thereafter. As at June 30, 2025, 3,604 ounces and 5,153 ounces have been delivered under the Agbaou and Bonikro stream agreements, respectively, since inception.

We also own a separate 2.5% NSR royalty interest on all gold production from the Agbaou mine.

For the three months ended June 30, 2025, we sold 553 ounces of gold delivered under the Agbaou stream agreement and 861 ounces of gold delivered under the Bonikro stream agreement. GEOs sold were 549 and 858 under the Agbaou and Bonikro streams, respectively, for the three months ended June 30, 2025. GEOs earned from the Agbaou royalty were 426 for the three months ended June 30, 2025, compared to GEOs of 397 for the prior year.

For the six months ended June 30, 2025, we sold 1,685 ounces of gold delivered under the Agbaou stream agreement and 2,146 ounces of gold delivered under the Bonikro stream agreement. GEOs sold were 1,650 and 2,129 under the

Agbaou and Bonikro streams, respectively, for the six months ended June 30, 2025. GEOs earned from the Agbaou royalty were 1,004 for the six months ended June 30, 2025, compared to GEOs of 725 for the prior year.

Allied's guidance for Bonikro is production of 98,000 to 105,000 ounces of gold for 2025. Guidance for Agbaou is 77,000 to 90,000 ounces of gold production for 2025. Separately, Allied continues to advance initiatives to implement a centralized management model for both Agbaou and Bonikro, as both mines are contiguous to each other, with the two processing plants located only 20 kilometers apart.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited (“Westgold”), effective August 1, 2024)

We own a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalties on all gold production, as well as a 1.0% GRR and 0.5% NSR royalties on all nickel production, from the Beta Hunt mine, located in Australia.

GEOs earned were 1,451 for the three months ended June 30, 2025, compared to GEOs of 1,444 for the prior year. GEOs earned were 3,074 for the six months ended June 30, 2025, compared to GEOs of 2,658 for the prior year.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Westgold continues to expect the mine expansion project at Beta Hunt to deliver increased productivity in 2025 and beyond.

In June 2025, Westgold declared a maiden resource for the Fletcher Zone, a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and located 50 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

Maiden Indicated resources at Fletcher Zone total 3.7 million tonnes at 2.5 g/t Au containing 295 thousand ounces, with Inferred resources of 27.3 million tonnes at 2.3 g/t Au containing 2.0 million gold ounces. This inaugural resource at Fletcher Zone nearly doubles, with similar gold grade, the previous resource base at Beta Hunt of 17.7 million tonnes grading 2.74 g/t Au containing 1.6 million ounces in the Measured and Indicated category (inclusive) and 12.9 million tonnes grading 2.63 g/t Au containing 1.1 million ounces in the Inferred category.

The Fletcher Zone remains prospective, with the maiden resource open at depth and only representing exploration drilling from one kilometer of the two kilometers of known strike. Drilling is ongoing.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited (“Agnico Eagle"))

We own a 2% NSR royalty interest in Agnico Eagle’s Fosterville mine in Australia.

GEOs earned were 772 for the three months ended June 30, 2025, compared to GEOs of 901 for the prior year. GEOs earned were 1,808 for the six months ended June 30, 2025, compared to GEOs of 1,952 for the prior year.

In February 2025, Agnico Eagle released an updated three-year outlook. The operator expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Technical evaluations and drilling are ongoing to evaluate the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027.

3.	Camino Rojo (Operator: Orla Mining Ltd. (“Orla”)

We own a 2% NSR royalty interest on oxide material at Orla‘s Camino Rojo mine in Mexico.

GEOs earned were 637 for the three months ended June 30, 2025, compared to GEOs of 613 for the prior year. GEOs earned were 1,320 for the six months ended June 30, 2025, compared to GEOs of 1,269 for the prior year.

On July 23, 2025, Orla announced that an uncontrolled material movement occurred at Camino Rojo due to significant rain. There was no environmental impact, injuries or equipment damage.  Pit mining was temporarily suspended, with oxidized run-of mine and stockpiled material crushed and stacked while remediation work and a geotechnical assessment was completed. On August 5, 2025, Orla revised its 2025 production guidance for Camino Rojo to 95,000 to 105,000 ounces of gold (from 110,000 to 120,000 ounces previously). Year-to-date, Camino Rojo has produced 55,118 ounces of gold. A geotechnical assessment has informed an action plan and safe restart of mining operations, including mining from surface downwards to push back and stabilize the north wall of the pit, with the wall re-established at a lower overall slope angle. Notably, no material was lost or sterilized in the pit wall event.

4.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos”) Young-Davidson mine in Canada.

GEOs earned were 651 for the three months ended June 30, 2025, compared to GEOs of 677 for the same period in the prior year. GEOs earned were 1,245 for the six months ended June 30, 2025, compared to GEOs of 1,329 for the same period in the prior year.

In July 2025, Alamos reiterated 2025 production guidance of 175,000 to 190,000 ounces of gold.

Prepaid Gold Interests and Investments

The following table summarizes prepaid gold interests and investments as at June 30, 2025, and December 31, 2024:

	As at	As at
($ thousands)	June 30, 2025	December 31, 2024
Auramet [1]	$49,163	$46,082
Steppe Gold[2]	2,570	3,457
Total Prepaid Gold Interests	$51,733	$49,539
Investments[3]	2,674	3,010
Total Prepaid Gold Interests and Investments	$54,407	$52,549

1.	The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the stream for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. As at June 30, 2025, 30,000 ounces of gold remains to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
2.	On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. During the three months ended March 31, 2025, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. As such, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as of June 30, 2025, was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute. As at June 30, 2025, Steppe Gold is in default of its delivery obligations under the ATO streaming agreement. Based on Steppe Gold’s latest public disclosures, Triple Flag is entitled to receive 796 ounces of gold and 8,479 ounces of silver under the streaming agreement in respect of production from the ATO mine up to March 31, 2025. Steppe Gold’s obligations are subject to a parent guarantee. Triple Flag is in discussions with Steppe Gold and related parties, while Triple Flag assesses legal enforcement options.
3.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Condensed Consolidated Balance Sheets

The following table presents summarized consolidated balance sheet information as at June 30, 2025, and December 31, 2024:

	As at	As at
($ thousands)	June 30, 2025	December 31, 2024
Cash and cash equivalents	$81,770	$36,245
Other current assets	40,881	39,400
Non‑current assets	1,725,829	1,694,334
Total assets	$1,848,480	$1,769,979

Current liabilities	$29,058	$27,126
Other non‑current liabilities	11,524	7,133
Total liabilities	40,582	34,259
Total shareholders’ equity	1,807,898	1,735,720
Total liabilities and shareholders’ equity	$1,848,480	$1,769,979

Total assets were $1,848.5 million as at June 30, 2025, compared to $1,770.0 million as at December 31, 2024. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally includes cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2024, was driven by the increase in cash and cash equivalents from operating cash flow and the acquisition of mineral interests, namely the Tres Quebradas royalty and the Sierra Sun Streams, partially offset by the depletion of mineral interests.

Total liabilities were $40.6 million as at June 30, 2025, comparable to $34.3 million as at December 31, 2024. Total liabilities consist largely of amounts payable and other liabilities, deferred tax liabilities and lease obligations. The Credit Facility was undrawn at June 30, 2025, and December 31, 2024. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at June 30, 2025, was $1,807.9 million, compared to $1,735.7 million as at December 31, 2024. The increase in shareholders’ equity from December 31, 2024, largely reflects net earnings generated during the period, partially offset by dividends paid and shares repurchased under the Company’s Normal Course Issuer Bid (“NCIB”).

Shareholders’ Equity

As at June 30, 2025	Number of shares
Common shares	200,861,733
As at December 31, 2024	Number of shares
Common shares	201,211,843

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”.

In November 2024, Triple Flag renewed its NCIB. Daily purchases are limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024, (being 156,469 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled. Under the current NCIB, the Company may acquire up to 10,071,642 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025.

For the three and six months ended June 30, 2025, the Company purchased nil and 488,600 of its common shares under the NCIB, respectively (2024: nil and 283,100) for $nil and $8.0 million, respectively (2024: $nil and $3.6 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

As at August 6, 2025, 206,495,362 common shares are issued and outstanding and stock options are outstanding to purchase a total of 1,397,395 common shares.

For the three and six months ended June 30, 2025, we declared and paid dividends in United States dollars totaling $11.0 million and $22.1 million, respectively (2024: $10.6 million and $21.1 million). No shares were issued from treasury for participation in the Dividend Reinvestment Plan during the three and six months ended June 30, 2025 (2024: nil).

Results of Operations Review

Condensed Interim Consolidated Statements of Income

The following table presents summarized condensed interim consolidated statements of income information for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30		Six months ended June 30
($ thousands except share and per share information)	2025	2024	2025	2024
Revenue	$94,087	$63,581	$176,332	$121,109
Cost of sales	(31,751)	(24,677)	(64,062)	(48,946)
Gross profit	62,336	38,904	112,270	72,163

General administration costs	(8,636)	(6,507)	(13,757)	(11,985)
Business development costs	(1,775)	(1,354)	(2,037)	(2,188)
Impairment reversal (charges and expected credit losses)	2,500	(141,771)	2,500	(148,034)
Operating income (loss)	54,425	(110,728)	98,976	(90,044)

Increase in fair value of investments and prepaid gold interests	6,916	2,069	12,533	3,746
Finance costs, net	(901)	(1,379)	(1,502)	(2,673)
Sustainability initiatives	(56)	(200)	(190)	(393)
Foreign currency translation (loss) gain	(64)	55	25	95
Other expenses	—	(994)	-	(1,766)
Other income (expense)	5,895	(449)	10,866	(991)
Earnings (loss) before income taxes	60,320	(111,177)	109,842	(91,035)
Income tax expense	(4,584)	(260)	(8,585)	(2,978)
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Weighted average shares outstanding – basic	200,834,984	201,249,986	200,889,595	201,195,314
Weighted average shares outstanding – diluted	201,414,539	201,249,986	201,373,737	201,195,314
Earnings (loss) per share – basic and diluted	$0.28	$(0.55)	$0.50	$(0.47)

Three months ended June 30, 2025, compared to three months ended June 30, 2024

Revenue was $94.1 million, a quarterly record, an increase of 48% from $63.6 million for the same period in the prior year. The increase was largely driven by $14.5 million higher revenue due to higher gold prices, $4.5 million higher revenue due to higher silver prices, and a $12.6 million increase due to higher volume from streams and related interests, partially offset by a $1.1 million decrease in revenue from lower volumes from royalties. Higher volume revenue from streams and related interests were driven by higher deliveries from Northparkes, as well as deliveries from the Allied Streams acquired during the third quarter of 2024, partially offset by lower deliveries from ATO. Lower revenue from royalties was largely due to lower attributable royalty ounces from Fosterville and Dargues.

The average market gold price and actual gold sales volume for our streams and related interests were $3,280 per ounce, a quarterly record, and 13,184 ounces, respectively, compared to $2,338 per ounce and 10,101 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $33.68 per ounce and 884,572 ounces, respectively, compared to $28.84 per ounce and 875,241 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreement and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces received. Cost of sales was $31.8 million (including depletion) from streams and related interests and royalties, compared to $24.7 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Higher cost of sales was also driven by higher gold and silver prices, as well as higher deliveries from the Northparkes stream and the Allied Streams, partially offset by lower deliveries from ATO.

Gross profit was $62.3 million, an increase of 60% from $38.9 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices, combined with higher stream deliveries from the Northparkes stream and the Allied Streams, partially offset by lower gross profit from the ATO stream due to lower deliveries.

General administration costs were $8.6 million, compared to $6.5 million for the same period in the prior year. Higher costs for the three months ended June 30, 2025, were largely due to higher mark-to-market remeasurements on share-based compensation due to a significant increase in the Company’s share price over the period. Mark-to-market remeasurements on share-based compensation for the three months ended June 30, 2025, was $3.3 million, compared to $0.7 million for the same period in the prior year.

Business development costs were $1.8 million, compared to $1.4 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment reversal was $2.5 million, compared to impairment charges and expected credit losses of $141.8 million for the same period in the prior year. The reversal of impairment charges related to the previous impairment taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the three months ended June 30, 2024, was largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests as well as impairments and expected credit losses taken on the Elevation Gold stream and related interests.

The increase in fair value of investments and prepaid gold interests for the three months ended June 30, 2025, was $6.9 million, compared to $2.1 million for the same period in the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests, which was driven by higher market gold prices during the period.

Finance costs, net were $0.9 million, compared to $1.4 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease is largely driven by lower interest charges on a lower average debt balance drawn during the period.

Income tax expense was $4.6 million, compared to $0.3 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the current year sales mix. Prior year income tax included recovery due to impairment charges and expected credit losses.

Net earnings were $55.7 million, compared to a net loss of $111.4 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, as well as an increase in the fair value of investments and prepaid gold interests, driven by higher metal prices as well as higher metal deliveries. The net loss in the prior period was primarily driven by impairment charges and expected credit losses.

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Revenue was $176.3 million, an increase of 46% from $121.1 million for the same period in the prior year. The increase was largely driven by $20.1 million higher revenue due to higher gold prices, $10.7 million higher revenue due to higher silver prices, $23.7 million higher revenue due to higher volume from streams and related interests, and $0.7 million higher volume from royalties. Higher volume from streams and related interests were driven by higher deliveries from Northparkes, as well as deliveries from the Allied Streams acquired during the third quarter of 2024, partially offset by lower deliveries from Cerro Lindo and ATO. Higher revenue from royalties was largely due to higher attributable ounces from Agbaou, partially offset by lower attributable royalty ounces from Dargues and Fosterville.

The average market gold price and actual gold sales volume for our streams and related interests were $3,067 per ounce, and 28,607 ounces, respectively, compared to $2,203 per ounce and 19,828 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $32.76 per ounce and 1,496,985 ounces, respectively, compared to $26.07 per ounce and 1,688,355 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreement and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $64.1 million (including depletion) from streams and related interests and royalties, compared to $48.9 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Cost of sales for the six months ended June 30, 2025, included $2.6 million of costs relating to gold delivered by ATO under the prepaid gold interest agreement, which was recorded at the prevailing market price. Higher cost of sales was also driven by higher gold and silver prices, as well as higher deliveries from the Northparkes stream and the Allied Streams, partially offset by lower deliveries from Cerro Lindo and ATO.

Gross profit was $112.3 million, an increase of 56% from $72.2 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices, combined with higher stream deliveries from Northparkes and the Allied Streams, partially offset by lower gross profit from the ATO stream due to lower deliveries.

General administration costs were $13.8 million, compared to $12.0 million for the same period in the prior year. Higher costs for the six months ended June 30, 2025, were largely due to higher mark-to-market remeasurements on share-based compensation due to a significant increase in the Company’s share price over the period. Mark-to-market remeasurements on share-based compensation for the six months ended June 30, 2025, was $5.2 million, compared to $1.2 million for the same period in the prior year.

Business development costs were $2.0 million, compared to $2.2 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment reversal was $2.5 million, compared to impairment charges and expected credit losses of $148.0 million for the same period in the prior year. The reversal of impairment charges related to the previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the six months ended June 30, 2024, was largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests as well as impairments and expected credit losses taken on the Elevation Gold stream and related interests.

The increase in fair value of investments and prepaid gold interests for the six months ended June 30, 2025, was $12.5 million, compared to $3.7 million for the same period in the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests, which was driven by higher market gold prices during the period.

Finance costs, net were $1.5 million, compared to $2.7 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease is largely driven by lower interest charges on a lower average debt balance drawn during the period.

Income tax expense was $8.6 million, compared to $3.0 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the current year sales mix. Prior year income tax included recovery due to impairment charges and expected credit losses.

Net earnings were $101.3 million, compared to a net loss of $94.0 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, as well as an increase in the fair value of investments and prepaid gold interests, driven by higher metal prices as well as higher metal deliveries. The net loss in the prior period was primarily as a result of impairment charges and expected credit losses.

Condensed Interim Consolidated Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30		Six months ended June 30
($ thousands)	2025	2024	2025	2024
Operating cash flow before working capital and taxes	$76,104	$49,923	$147,180	$96,577
Income taxes paid	(4,544)	(2,992)	(6,514)	(4,877)
Operating cash flow before working capital	71,560	46,931	140,666	91,700
Change in working capital	4,554	2,426	1,303	(3,468)
Operating cash flow	76,114	49,357	141,969	88,232
Net Cash used in investing activities	(12)	(6,769)	(63,523)	(21,420)
Net Cash used in financing activities	(13,125)	(50,888)	(32,960)	(63,150)
Effect of exchange rate changes on cash and cash equivalents	36	2	39	22
Increase (decrease) in cash during the period	63,013	(8,298)	45,525	3,684
Cash and cash equivalents at beginning of period	18,757	29,361	36,245	17,379
Cash and cash equivalents at end of period	$81,770	$21,063	$81,770	$21,063

Three months ended June 30, 2025, compared to three months ended June 30, 2024

Operating cash flow was $76.1 million, a quarterly record, and an increase of 54% from $49.4 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests as a result of higher realized metal prices and higher deliveries.

Net cash used in investing activities was $12 thousand, compared to $6.8 million for the same period in the prior year. Net cash used in investing activities for the three months ended June 30, 2025, consisted of the acquisition of an additional 1.5% GR royalty on the Johnson Camp Mine in Arizona, operated by Gunnison Copper Corp., for $4.0 million, partially offset by proceeds from the sale of various equity investments and the $2.5 million Elevation Gold impairment recovery. Net cash used in investing activities in 2024 largely included $7.8 million of loans granted which was partially offset by $2.8 million of proceeds received from the disposal of investments.

Net cash used in financing activities was $13.1 million, compared to net cash used in financing activities of $50.9 million for the same period in the prior year. Net cash used in financing activities for the three months ended June 30, 2025, largely consisted of dividend payments of $11.0 million, debt issuance costs associated with the renewal and upsizing of our Credit Facility of $1.6 million, and interest payments of $0.5 million. Net cash used in financing activities for the second quarter of 2024 largely consisted of dividend payments of $10.6 million and $40.0 million in Credit Facility repayments.

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Operating cash flow was $142.0 million, an increase of 61% from $88.2 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests as a result of higher realized metal prices and higher deliveries.

Net cash used in investing activities was $63.5 million, compared to $21.4 million for the same period in the prior year. Net cash used in investing activities for the six months ended June 30, 2025, consisted of the acquisition of the Arcata and Azuca streams for $35.0 million, the acquisition of the Tres Quebradas lithium royalty for $28.0 million, and the acquisition of an additional 1.5% GR royalty on the Johnson Camp Mine for $4.0 million, partially offset by proceeds from the sale of various equity investments and the $2.5 million Elevation Gold impairment recovery. Net cash used in investing activities in 2024 included $14.6 million of loans, $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest, $2.8 million from the proceeds of disposal of investments and $2.0 million of funding for the Prieska royalty.

Net cash used in financing activities was $33.0 million, compared to net cash used in financing activities of $63.2 million for the same period in the prior year. Net cash used in financing activities for the six months ended June 30, 2025, largely consisted of dividend payments of $22.1 million, shares purchased under the NCIB of $8.0 million, debt issuance costs associated with the renewal and upsizing of our Credit Facility of $1.6 million and interest payments of $1.1 million. Net cash used in financing activities for the six months ended June 30, 2024 largely consisted of $47.0 million in Credit Facility repayments, $21.1 million of dividend payments, $3.6 million paid to purchase shares under the NCIB, and interest payments of $2.6 million, partially offset by $10.0 million of drawdowns from the Credit Facility.

Liquidity and Capital Resources

As at June 30, 2025, our cash and cash equivalents were $81.8 million, compared to $36.2 million as at December 31, 2024. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Interim Consolidated Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company renewed and upsized its Credit Facility on April 22, 2025. The Company has a Credit Facility of $700.0 million with an additional uncommitted accordion of up to $300.0 million for a total availability of up to $1.0 billion, maturing on April 22, 2029. As at June 30, 2025, the Credit Facility balance was $nil.

Finance costs relating to the Credit Facility for the three months ended June 30, 2025, were $1.1 million, including interest charges, amortization of debt issue costs and standby fees. This compares to finance costs of $1.4 million for the three months ended June 30, 2024.

Finance costs relating to the Credit Facility for the six months ended June 30, 2025, were $1.9 million, including interest charges, amortization of debt issue costs and standby fees. This compares to finance costs of $3.0 million for the six months ended June 30, 2024.

The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at June 30, 2025, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial measures:
Cash and cash equivalents	81,770	18,757	36,245	23,602	21,063	29,361	17,379	14,343
Total assets	1,848,480	1,794,055	1,769,979	1,773,227	1,740,847	1,903,556	1,894,464	1,905,778
Revenue	94,087	82,245	74,213	73,669	63,581	57,528	51,739	49,425
Net earnings (loss)	55,736	45,521	41,280	29,649	(111,437)	17,424	9,755	(6,041)
Earnings (loss) per share (basic and diluted)	0.28	0.23	0.20	0.15	(0.55)	0.09	0.05	(0.03)
Operating cash flow	76,114	65,854	63,473	61,798	49,357	38,875	37,644	36,750
Operating cash flow per share	0.38	0.33	0.32	0.31	0.25	0.19	0.19	0.18
GEOs	28,682	28,761	27,864	29,773	27,192	27,794	26,243	25,629

Non-IFRS measures[3]:
Adjusted Net Earnings	47,935	40,677	36,252	29,611	22,903	22,180	17,754	20,415
Adjusted Net Earnings per share	0.24	0.20	0.18	0.15	0.11	0.11	0.09	0.10
Adjusted EBITDA	76,166	70,694	62,980	63,447	49,553	45,964	41,017	39,925
Average gold price[4]	3,280	2,860	2,663	2,474	2,338	2,070	1,971	1,928
Average silver price[5]	33.68	31.88	31.38	29.43	28.84	23.34	23.20	23.57

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	Adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the second quarter of 2025, we achieved record revenue and operating cash flow driven by higher metal prices and higher deliveries from Northparkes. We also renewed and upsized our Credit Facility and acquired an additional 1.5% GR on the Johnson Camp Mine. In the first quarter of 2025, we completed the acquisition of the Tres Quebradas lithium royalty and the Arcata and Azuca streams (see “Key Developments” section of this MD&A). In the third quarter of 2024, we completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of an additional royalty on the Tamarack project. In the first quarter of 2024, we reached a settlement on the Kensington royalty litigation with Coeur, which subsequently began paying. In the third quarter of 2023, we acquired an additional royalty interest in Stawell.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of June 30, 2025, we had significant commitments to make per ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following table:

Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	Ounce	25%	25% of spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[9]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[10]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[8]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
5.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
6.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
8.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.
9.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
10.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

Investments in Stream and Royalty Interests

As of June 30, 2025, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)		Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million[3]	Conditional upon certain conditions

1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$455	$843	$537	$—	$1,835
Lease interest[1]	94	111	26	—	231
Standby charges on Credit Facility[2]	2,757	5,521	2,235	—	10,513
Forward exchange contracts[3]	130,368	—	—	—	130,368
	$133,674	$6,475	$2,798	$—	$142,947

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2027 and 2029.
2.	Represents the Credit Facility. The Company drew down $70.0 million, and repaid $30.0 million, subsequent to June 30, 2025.
3.	On April 23, 2025, Triple Flag transacted and designated foreign exchange forward contracts into cash flow hedge relationships for the anticipated acquisition of Orogen, as announced on April 22, 2025. These foreign exchange forward contracts had a combined notional value to sell US$130.4 million and buy C$180 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under “Contractual Obligations and Commitments”.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of June 30, 2025.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal  Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three and six months ended June 30, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2025, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at June 30, 2025.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, supplemented by the disclosure in note 3 to the Interim Condensed Consolidated Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Accounting Policy Not Previously Disclosed in the 2024 Annual Financial Statements

Derivative instruments and hedge accounting

During the three and six months ended June 30, 2025, the Company applied IFRS 9 Financial Instruments (“IFRS 9”) hedge accounting policies. Under IFRS 9, the Company applies hedge accounting to qualifying hedging relationships to better reflect the economic effects of its risk management activities.

Derivative instruments are recorded at fair value on the balance sheet, with the classification based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (“fair value hedges’’), hedges of highly probable forecasted transactions (“cash flow hedges’’) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intend to settle on a net basis.

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flow are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Other Comprehensive Income (“OCI”). The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in OCI are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecast transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statements of income.

Non-IFRS Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ thousands, except share and per share information)	2025	2024	2025	2024
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Impairment (reversal) charges and expected credit losses[1]	(2,500)	141,771	(2,500)	148,034
Foreign currency translation loss (gain)	64	(55)	(25)	(95)
Increase in fair value of investments and prepaid gold interests	(6,916)	(2,069)	(12,533)	(3,746)
Income tax effect	1,551	(5,307)	2,413	(5,096)
Adjusted net earnings	$47,935	$22,903	$88,612	$45,084
Weighted average shares outstanding – basic	200,834,984	201,249,986	200,889,595	201,195,314
Net earnings per share	$0.28	$(0.55)	$0.50	$(0.47)
Adjusted net earnings per share	$0.24	$0.11	$0.44	$0.22
1.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Six months ended
	June 30		June 30
($ thousands)	2025	2024	2025	2024
Operating cash flow	$76,114	$49,357	$141,969	$88,232
Acquisition of other assets	—	—	—	—
Free cash flow	$76,114	$49,357	$141,969	$88,232

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges, write-downs, and reversals, including expected credit losses;

●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Six months ended
	June 30		June 30
($ thousands)	2025	2024	2025	2024
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Finance costs, net	901	1,379	1,502	2,673
Income tax expense	4,584	260	8,585	2,978
Depletion and amortization	20,761	17,241	41,397	35,051
Impairment (reversal) charges and expected credit losses[1]	(2,500)	141,771	(2,500)	148,034
Non-cash cost of sales related to prepaid gold interests and other	3,536	2,463	9,179	4,636
Foreign currency translation loss (gain)	64	(55)	(25)	(95)
Increase in fair value of investments and prepaid gold interests	(6,916)	(2,069)	(12,533)	(3,746)
Adjusted EBITDA	$76,166	$49,553	$146,862	$95,518
1.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Six months ended
	June 30		June 30
($ thousands except Gross profit margin and Asset margin)	2025	2024	2025	2024
Revenue	$94,087	$63,581	$176,332	$121,109
Less: Cost of sales	(31,751)	(24,677)	(64,062)	(48,946)
Gross profit	62,336	38,904	112,270	72,163
Gross profit margin	66%	61%	64%	60%
Gross profit	$62,336	$38,904	$112,270	$72,163
Add: Depletion	20,677	17,156	41,226	34,876
Add: Non-cash cost of sales related to prepaid gold interests and other	3,536	2,463	9,179	4,636
	86,549	58,523	162,675	111,675
Revenue	94,087	63,581	176,332	121,109
Asset margin	92%	92%	92%	92%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under “2025 Guidance” in this MD&A); expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests; statements relating to ongoing discussions with Steppe Gold and the results of those discussions (including any legal enforcement). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.